Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(dollars in thousands)

		Three Months Ended March 31,		Year Ended December 31,
		2008	2007	2007	2006	2005	2004	2003
Pre-tax income[1]		$371,802	$305,294	$1,459,104	$512,065	$372,466	$195,405	$250,649
Add:	Fixed charges	25,635	17,894	76,872	22,393	15,236	5,590	5,211
	Distributions from equity method investees	9,929	—	23,460	1,939	2,620	2,276	3,144
Less:	Loss (Earnings) from equity method investees	9,909	(2,406)	(83,894)	(5,659)	(11,526)	(2,549)	(4,912)

Pre-tax income before fixed charges		$417,275	$320,782	$1,475,542	$530,738	$378,796	$200,722	$254,092

Fixed charges:
Interest expense		$17,378	$10,986	$49,412	$9,916	$7,924	$835	$720
Interest expense on uncertain tax positions[2]		1,213	—	1,727	—	—	—	—
Portion of rent representative of interest		7,044	6,908	25,733	12,477	7,312	4,755	4,491

Total fixed charges		$25,635	$17,894	$76,872	$22,393	$15,236	$5,590	$5,211

Ratio of earnings to fixed charges		16.3x	17.9x	19.2x	23.7x	24.9x	35.9x	48.8x

[1]	Pre-tax income includes operating income and non-operating income, net of non-controlling interest.
[2]	Interest expense on uncertain tax positions, in accordance with FIN No. 48, has been recorded within income tax expense on the condensed consolidated statements of income.